Exhibit 4.4

[ACAMBIS PLC LETTERHEAD]

Mr Alan Dalby

944 Shootflying Hills

Centreville

MA 02632

22 March 2005

Dear Alan,

Non-executive Directorship

Following our review of the terms of appointment for Board members, the purpose of this letter (the “Agreement”) is formally to confirm the updated terms of your appointment as a Non-executive Director of Acambis (the “Company”).

1	Term of Appointment
1.1

Subject to Clauses 1.2 and 9 your appointment as a Non-executive Director will continue unless terminated by either party giving the other not less than three months’ notice in writing to terminate these arrangements whereupon this Agreement shall terminate on the expiry of such notice. Subject to the payment of fees on retirement in accordance with Clause 1.2, no compensation for loss of office will be due to you. Your appointment commenced on 1 May 1998, and Non-executive directors are typically expected to serve two three year terms, although the Board may invite you to serve for an additional period.

1.2

If, on your retirement by rotation as a Director of the Company in accordance with the requirements of the Company’s Articles of Association (“Articles”), you are not re-elected as a Director of the Company for any reason, then in such circumstances your appointment shall terminate automatically with immediate effect (for the avoidance of doubt, without any period of notice) and the only fees to which you shall be entitled in respect of these arrangements shall be such fees as have accrued due on a daily basis up to the time of such termination together with out of pocket expenses reasonably and properly incurred up to that time.

1.3	Subject to Clauses 1.1, 1.2 and 9 your appointment under this Agreement shall terminate on whichever is the earlier of:
1.3.1	the date of expiry of the notice period specified in Clause 1.1; and
1.3.2	your ceasing to be a Director for any reason under the Articles.

1.4	Your appointment under this Agreement shall be subject:
1.4.1	your re-election on retirement by rotation at any subsequent Annual General Meeting at which, pursuant to the Articles of the Company, you are required to retire by rotation; and
1.4.2	to the provisions of the Articles.
2	Powers and Duties
2.1	You shall exercise such powers and perform such duties as are appropriate to your role as a Non-executive Director of the Company.
2.2

You shall comply with all reasonable directions from, and all regulations of, the Company including, but not limited to, without prejudice to the generality of the foregoing, all regulations from time to time in force with respect to confidentiality, dealings in shares and notifications required to be made by a Director to the Company or any other regulatory body under the Companies Acts 1985 and 1989, the provisions of the Financial Services and Markets Act 2000, the Articles or any other regulations of the Company. In addition, you will observe the terms and conditions of The City Code on Takeovers and Mergers and the continuing obligations under the Combined Code (as annexed to the United Kingdom Listing Authority Listing Rules) as the same are applicable to the Company and its Directors from time to time.

2.3

Your duties as a Non-executive Director will normally require attendance at all Board Meetings, either in person or, if required by the Board, by conference telephone or similar communication equipment and General Meetings of the Company. The role also requires making such time available as is necessary to prepare for those meetings and dealing with such matters as might normally be expected of a Non-executive Director.

2.4

You may also be asked to serve as a member of committees of the Board, where appropriate, for example the Audit Committee, the Remuneration Committee and the Nominations Committee. You will be given details in advance of meetings of these committees.

2.5

Board Meetings are currently held at least six times per annum on dates that will be advised well in advance. You will be required to attend Board Meetings and such other Meetings as you and the Company shall agree from time to time. Further you may be required, as appropriate, to attend meetings of either or both of the Audit Committee, the Remuneration Committee and Nominations Committee. Such meetings will be held, whenever possible, on the same date as the Board Meetings.

2.6

You will be provided with reports on at least a bi-monthly basis outlining the current performance of the Company and you will be welcome to see further information on the Company at any time. You will also be most welcome to visit any of the Company’s operations as and when time permits.

3	Role

Non-executive Directors have the same general legal responsibilities to the Company as any other director. The board as a whole is collectively responsible for promoting the success of the Company by directing and supervising the Company’s affairs. The Board:

3.1	provides entrepreneurial leadership of the Company within a framework of prudent and effective controls which enable risk to be assessed and managed;
3.2	sets the Company’s strategic aims, ensures that the necessary financial and human resources are in place for the Company to meet its objectives, reviews management performance; and
3.3	sets the Company’s values and standards and ensures that its obligations to its shareholders and others are understood and met.

In addition to these requirements of all directors, the role of the non-executive has the following key elements. Non-executive Directors should: constructively challenge and contribute to the development of the Company’s strategy; scrutinise the performance of the Company’s management in meeting agreed goals and objectives and monitor the reporting of performance; and satisfy themselves that financial information is accurate and that financial controls and systems of risk management are robust and defensible. Non-executive Directors are also responsible for determining appropriate levels of remuneration of executive directors and have a prime role in appointing, and where necessary removing, senior management and in succession planning.

As a Non-executive Director, you should note that you do not have authority to commit the Company in any way without the express authorisation of the Board.

4	Remuneration
4.1

A directors’ fee (“Retainer”) of £32,500 gross per annum (or such higher amount as the Board may from time to time determine and notify to you in writing) is payable monthly in arrears. The Retainer is non-pensionable and will be reviewed every year by the Remuneration Committee of the Board and any proposed increase is to be approved by the Board.

4.2	An additional fee of £5,000 gross per annum is payable monthly in arrears in respect of your role as Chairman of the Remuneration Committee.
4.3

Payment of the fees will be made on or around the twenty fifth day of each month. Your fees under this Agreement will be paid to you net of any deductions the Company is required by law to make such as income tax under the PAYE system or national insurance contributions.

5	Expenses
5.1

You will be reimbursed by the Company in respect of all reasonable travelling, hotel and incidental or other out of pocket expenses which are reasonably and properly incurred in attending and returning from Meetings of the Board or Committees of the Board or general meetings of the Company or any other meetings which as a Director you are entitled or invited to attend in the course of your duties under this Agreement provided that on request you shall provide such vouchers or other evidence of actual payment of such expenses that may reasonably be required.

5.2

The Company shall reimburse you for any fees or expenses you incur in taking advice from the Company’s financial and legal advisers or other independent financial and legal advisers in relation to the performance of your duties. This does not apply to advice on your personal position. Before seeking such advice you should first consult either the Chairman of the Board or another Non-executive Director of the Company. If you take such advice you should again consult the Chairman or another Non-executive Director once the fees and expenses you have incurred exceed £5,000.

6	Conflicts of Interest

The Board of the Company considers you to be independent under the terms of the Combined Code, and you are the Senior Independent Director. This means that whilst you are a director you should remain independent of the management of the Company and free from any business or other relationship, which could materially interfere with the exercise of your independent judgment.

It is accepted and acknowledged that you have business interests other than those of the Company and have declared any conflicts that are apparent at present. In the event that you become aware of any potential conflicts of interest, these should be disclosed to the Chairman and Company Secretary as soon as apparent. However whilst you are a Director of the Company you must not put yourself in a position where your duties to any other person, firm or company conflict with your duties to the Company or any of its subsidiaries. In particular, you will not, without the board’s consent, be directly or indirectly interested including as director, employee, consultant or in any other capacity, in a business directly competitive with any material part of the business of the Company and its subsidiaries.

In the event of a change in circumstance which you believe alters your independent status you should contact the Chairman and Company Secretary as soon as possible.

7	Confidentiality
7.1	You shall not, either during the term of your appointment or thereafter:
7.1.1

use to the detriment or prejudice of the Company and its subsidiary undertakings (the “Group” and “Group Company” shall be construed accordingly as any of such companies) or divulge or communicate to any person any trade secret or any other confidential information concerning the business or affairs of the Company or the Group (except to employees or directors of any Group Company whose province it is to know the same) which may have come to your knowledge during the term of your appointment under this Agreement; or

7.1.2

use for your own purpose or for any purpose other than those of the Group any information or knowledge of a confidential nature which you may from time to time acquire in relation to any member of the Group but so that this restriction shall cease to apply to any information or knowledge which may come into the public domain (otherwise than through your own default).

7.2

You shall not, during the term of your directorship nor for a period of six months after the termination thereof be or become a director or employee or agent of any company, business or enterprise or have or acquire any material financial interest in any enterprise which at the time when you accept such directorship, employment or agency, or acquire such interest, competes or is likely to compete or have a significant business relationship with any member of the Group without the prior consent of the Board in writing (such consent not to be unreasonably withheld or delayed).

7.3

Your attention is also drawn to the requirements under both legislation and reputation as to the disclosure of price sensitive information. Consequently, you should avoid making statements that might risk a breach of these requirements without prior clearance from the Chairman or Company Secretary. You must comply with the UK Listing Authority’s Model Code for securities transactions by directors of listed companies and with any code of conduct relating to securities transactions by directors and specified employees issued by the Company from time to time.

8	Fringe benefits

You shall not be entitled to any pension, bonus, share option or any other fringe benefits of the Company.

9	Termination
9.1	Without prejudice to the generality of the foregoing the Company may by notice in writing immediately terminate the arrangements set out herein if you shall:-
9.1.1

be in breach of any terms set out in this Agreement which in the case of a breach capable of remedy is not remedied by you within 21 days of receipt by you of a notice from the Company specifying the breach and requiring it to be remedied;

9.1.2	be incompetent, guilty of gross misconduct and/or any serious or persistent negligence or misconduct in respect of your obligations under this Agreement; and
9.1.3	fail or refuse after a written warning to carry out the duties reasonably and properly required of you under this Agreement.
9.2

Upon the termination of these arrangements for whatever reason you shall at the request of the Board and without claim for compensation immediately resign from office as a Director of the Company and from all other offices held by you in any Group Company (if any) and the Company is irrevocably authorised to appoint a nominee to act on your behalf to execute all documents and to do all things necessary to give effect to this provision.

9.3

You shall promptly whenever requested by the Company and in any event upon your ceasing to be a Director of the Company deliver up to the Company all lists of clients or customers, all information or other property belonging to the Company, and all other documents, papers and records which may have been prepared by you or have come into your possession as a Director of the Company. You shall not be entitled to and shall not retain any copies thereof. Title and copyright therein shall vest in the Company.

10	Notices

Any written notice required to be given hereunder by either party to the other should be served by sending the same by registered or recorded delivery post to the last known address of the other party and any receipt issued by the person or authorities shall be conclusive evidence of the fact and date of posting of such notice.

The Company has directors’ and officers’ liability insurance and it is intended to maintain such cover for the full term of your appointment. The current indemnity is £20 million; a copy of the policy document has been provided to you.

11	Governing Law

The arrangements set out in this Agreement shall be governed by English Law and the English Courts shall have exclusive jurisdiction over any claim or dispute arising under this Agreement.

13	Miscellaneous

By accepting this appointment, you have confirmed that you are able to allocate sufficient time to meet the expectations of your role. The agreement of the Chairman should be sought before accepting additional commitments that might affect the time you are able to devote to your role as a Non-executive Director of the Company.

In addition, you will consent to make all relevant disclosures required by the London Stock Exchange and any other relevant body and as required by law.

Please would you confirm your acceptance of the above terms by signing and returning the attached copy of this Agreement.

Yours sincerely

/s/ A Smith

Alan Smith

Chairman

I confirm my acceptance of the above terms

/s/ Alan Dalby	Dated 24/03/05

Alan Dalby